Exhibit 99.6

CHANGE OF STATUS REPORT

Pursuant to Section 11.2 of National Instrument 51-102 –

Continuous Disclosure Obligations

March 31, 2026

TO	British Columbia Securities Commission, as Principal Regulator

AND TO	Ontario Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Nova Scotia Securities Commission
Superintendent of Securities, Newfoundland and Labrador

RE:	Santacruz Silver Mining Ltd. – Change of Status Report

Pursuant to section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Santacruz Silver Mining Ltd. (the “Company”) hereby advises that, effective January 21, 2026, it ceased to be a “venture issuer” as defined in NI 51-102 as a result of the Company listing its common shares for trading on the facilities of the Nasdaq Capital Market under the symbol “SCZM”. The Company also continues to trade on the TSX Venture Exchange under the symbol “SCZ” and the Frankfurt Stock Exchange under the symbol “1SZ”.

SANTACRUZ SILVER MINING LTD.

By:	“Arturo Préstamo”
Arturo Préstamo
Chief Executive Officer